Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Your Car, Our Driver, Inc.
2901 W COAST HIGHWAY, STE 200
NEWPORT BEACH, CA 92663
www.yourcarourdriver.com

Up to $1,070,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Your Car, Our Driver, Inc.
Address: 2901 W COAST HIGHWAY, STE 200, NEWPORT BEACH, CA 92663
State of Incorporation: CA
Date Incorporated: April 27, 2007

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,070,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,070,000.00 in a qualified equity financing.
Maturity Date: October 31, 2020
Valuation Cap: $10,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $200.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
The holders of Common Stocks are entitled to one vote per share.

Material Rights:

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The rights, preferences and privileges of the holders of the company's Common Stocks are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of preferred stock that we may designate in the future. No other preferences. qualifications, limitations, restrictions, or special rights, other than those provided.by law shall exist with respect to any of the shares of the corporation or any of the holders of such shares. The corporation is authorized to provide under purification of agents (as defined in Section 317 of the California Corporations Codes) for breach of duty to the corporation and its stockholders through provisions in the Bylaws or through prior agreements with the agents, or both, or by majority vote of shareholders, or by a majority vote of directors, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Codes, subject to the limits on such excess indemnification set forth in Section 204 (a) (l 0) (11) of the California Corporations Codes.

The Company and its Business

Company Overview

YOUR CAR OUR DRIVER is Orange County's premier solution for private chauffeur needs. Our bonded and insured drivers are available 24/7 to take you, your friends or loved ones to the destination of your choice in the comfort and security of your own car. Our chauffeurs drive clients in client-owned cars for only. All chauffeurs are screened, boned and insured.

Competitors and Industry

The Private Chauffeur yourdriver.com established 1986, Serving Los Angeles for 32 Year providing only drivers for client owned cars. Dryver.com provide drivers only to driver client owned cars on a nationwide basis. RedCapValet.com Software company in the automotive industry that has developed technology for car dealers to deliver a better consumer experience

Current Stage and Roadmap

We currently have a functioning website for our customers and drivers to use. We will be finalizing out technology that will allow us to provide drivers only for an On Demand via Mobile App, 2018 Q4 continued integration, 2019 Q1 Marketing Integration, 2019 Q2 Client integrations with existing clients 2019 Q3 Launch Driver On Demand in Newport Beach and surrounding area 2019 Q4 Integrate Dealership.

The Team

Officers and Directors

Name: JOSEF WOJTKOW

JOSEF WOJTKOW's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Director and Founder
  Dates of Service: May 27, 2007 - Present
  Responsibilities: Operations, HR, Bookkeeping, Payroll, Business Development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company also referred to as "we", "us", "our", or "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Convertible Notes in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our business activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our business activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Convertible Notes that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the Convertible Notes we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later

investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our services will fail to gain market acceptance for any number of reasons. If our services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have services on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior services than those developed by us. There can be no assurance that competitors will render our technology or services obsolete. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
JOSEF WOJTKOW	1,000	Common Stock	100.0

The Company's Securities

The Company has authorized SERIES 2018 CF - Convertible Promissory Notes, and Common Stock.

SERIES 2018 CF - Convertible Promissory Notes

The security will convert into Common stock and the terms of the SERIES 2018 CF - Convertible Promissory Notes are outlined below:

Amount outstanding: $0.00
Maturity Date: October 31, 2020
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: $1,070,000

Material Rights

Convertible Promissory Notes

Note converts to Common Stock when the company raises $1,070,000 in a qualified equity financing.

Maturity Date: October 31st, 2020

Valuation Cap: $10,000,000

Discount Rate: 20%

Annual Interest Rate: 6%

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stock resulting in gross proceeds to the Company of at least $1,070,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it

converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding Common Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a

price per security equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Common Stock

The amount of security authorized is 100,000 with a total of 1,000 outstanding.

Voting Rights

The holders of Common Stocks are entitled to one vote per share.

Material Rights

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The rights, preferences and privileges of the holders of the company's Common Stocks are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of preferred stock that we may designate in the future. No other preferences. qualifications, limitations, restrictions, or special rights, other than those provided.by law shall exist with respect to any of the shares of the corporation or any of the holders of such shares. The corporation is authorized to provide under purification of agents (as defined in Section 317 of the California Corporations Codes) for breach of duty to the corporation and its stockholders through provisions in the Bylaws or through prior agreements with the agents, or both, or by majority vote of shareholders, or by a majority vote of directors, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Codes, subject to the limits on such excess indemnification set forth in Section 204 (a) (l 0) (11) of the California Corporations Codes.

What it means to be a minority holder

If the Convertible Notes are converted to equity, as a minority holder of Your Car Our Driver , you will have limited rights in regards to the corporate actions of the company, including additional issuance's of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. If the Convertible Notes are converted to equity, the investor's stake in the company could be diluted due to the company issuing common stock. In other words, when the company issues more

shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Convertible Notes are converted to equity and the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
The business went from a $146, 387 loss in 2015 (which loss was largely due to a large expense in research and development, an extensive advertising campaign, branding, etc.) to a $7,395 net profit in 2016 because I reduced my salary by 27%, I cut general and administrative expenses by 36%, and I made a big cut in advertising expense by 71%. In 2017. although revenues were up by 4% over 2016, the increased demand required me to hire more employees to meet that demand, causing an increase in cost of goods by 7%. (Even though increased sales brings an increase in gross revenue, there are (non-immediate expenses involved in payroll costs). Also, to accommodate the growth and meet business needs, I had to use more money from my Wells Fargo Business Credit line, which caused an increase in interest expense of 4%. Thus those expenses increased a little above the revenue growth, causing a net loss of $1,107 in 2017.

Historical results and cash flows:
We expect to increase our net income in the near future because of the trend already evident in this year's results. In spite of a recent advertising campaign expense, and the continuation of high interest rates, we are on track to break even in 2018. It can readily be seen that relief from the high rates of interest I've been forced to pay, plus the ability to advertise in a steady and effective manner, and a higher gross revenue and a lower general and administrative cost will reap positive net income results. I anticipate a substantial increase in net profit in 2020. In 2019, there will be a continuation of increased revenue on the scale now shown, but there will also be the outlay for technology development, a steady advertising campaign, etc. which will equal the increased business income. By 2020, we should see the results of the new technology, the advertising campaign, and the increase of new business due to the ability to provide "on demand" driver service as well as our ongoing current service. This is an 11 year old proven business, which should continue to reap profits based on its' current business model. The increase of business accomplished by the technology we intend to develop and the other types of service we shall be able to provide through that technology, will greatly enhance both the attractiveness of this investment and its' profitability This proven 11 year old company needs to expand, and to be all that it can be for service to the public. Proper and reasonably priced financing can be an enormous impetus toward meeting its' goals. I have the experience, the many hours of planning, the drive, and the vision to turn this company into a highly profitable one, and to steer it through the stages required to meet its' goals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
We have cash on hand, existing lines of credit of up to $47,000, credit cards and loans

up to $ $43,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
We have other capital resources available for the operations

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
company is viable without the raise

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
min of 60 months

How long will you be able to operate the company if you raise your maximum funding goal?
120 months

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Future Capital Raises

Indebtedness

- **Creditor:** Wells Fargo Business Line of Credit
  Amount Owed: $47,053.00
  Interest Rate: 10.0%
  Maturity Date: January 01, 2060

- **Creditor:** Wells Fargo Business Visa 2718
  Amount Owed: $13,884.00
  Interest Rate: 17.0%
  Maturity Date: January 01, 2060

- **Creditor:** American Express Card 41007
  Amount Owed: $24,626.00
  Interest Rate: 19.0%
  Maturity Date: January 01, 2060

- **Creditor:** American Express Card 51000
  Amount Owed: $1,182.00
  Interest Rate: 21.0%

Maturity Date: January 01, 2060

- **Creditor:** Capital One MasterCard 1406
  Amount Owed: $1,242.00
  Interest Rate: 15.0%
  Maturity Date: January 01, 2060

- **Creditor:** Citi Visa 7291
  Amount Owed: $3,559.00
  Interest Rate: 14.0%
  Maturity Date: January 01, 2060

- **Creditor:** American Express Financing 20200
  Amount Owed: $19,353.00
  Interest Rate: 6.0%
  Maturity Date: February 19, 2019
  Flat rate American Express advance only 6% fee

- **Creditor:** Discover Loan 7717
  Amount Owed: $17,550.00
  Interest Rate: 16.0%
  Maturity Date: November 27, 2022

- **Creditor:** Funding Circle Marketplace 2317
  Amount Owed: $7,820.00
  Interest Rate: 13.0%
  Maturity Date: December 11, 2018

- **Creditor:** Ron Wallen Loan
  Amount Owed: $30,000.00
  Interest Rate: 6.0%
  Maturity Date: July 31, 2021
  interest payment only required

- **Creditor:** Josef Wojtkow Shareholder loan
  Amount Owed: $13,355.00
  Interest Rate: 16.0%
  Maturity Date: January 01, 2060

Related Party Transactions

- **Name of Entity:** Josef Wojtkow
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Shareholders Loan
  Material Terms: Current balance $13,355.08 with Wells Fargo Personal line of

credit with 17.27% Annual Percentage Rate

Valuation

Valuation Cap: $10,000,000.00

Valuation Cap Details: The Company included a valuation cap on the valuation at which the Convertible Notes would convert in connection with a Qualified Financing in order to limit the valuation at which the investors would convert their Convertible Notes. The valuation cap of 10 million was picked by our legal counsel, using the valuation at which the Convertible Notes would convert in connection with a Qualified Financing in order to limit the valuation at which the investors would convert their Convertible Notes. The company has had revenues of over 300 thousand in the past years and there is potential of continue growth in our industry. The valuation cap, however, was not based on any valuation methodology applied by the Company and is not intended to represent a calculation of the valuation of the Company as of today or as of the date of the Qualified Financing.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  30.0%
  Acquired current technology and integrate it to work with our service model

- *Marketing*
  20.0%
  Use for Marketing Integration of existing business model to current Market

- *Operations*
  15.0%
  Build up the current operations to all us to work more efficiently

- *Company Employment*
  10.0%
  Maintain current staff and help Scout our excellent talent to help us achieve our sales goals

- *Working Capital*
  19.0%
  help implement new hiring process

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds

as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  30.0%
  Acquire the technology and integrate it with current business model

- *Marketing*
  25.0%
  Implement marketing efforts in current market to increase sales

- *Company Employment*
  10.0%
  support current employee efforts

- *Working Capital*
  29.0%
  allow working to explore options on expanding

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.yourcarourdriver.com (https://www.yourcarourdriver.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/your-car-our-driver

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Your Car, Our Driver, Inc.

[See attached]

YOUR CAR, OUR DRIVER, INC.

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017 and 2016

YOUR CAR, OUR DRIVER, INC.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Your Car, Our Driver Inc
Newport Beach, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Your Car, Our Driver, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2017 and December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic

Marko Glisic, CPA
Los Angeles, California
9/15/18

YOUR CAR, OUR DRIVER, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,588	6,470
Other Current Assets-Net	-	-
Total Current Assets	6,588	6,470
TOTAL ASSETS	$ 6,588	$ 6,470
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards & Line of Credit	105,766	77,950
Short Term Loan Payable	36,171	28,843
Accrued Liabilities	953	1,936
Total Current Liabilities	142,890	108,729
Long-Term Liabilities		
Shareholder Loan	3,235	-
Long Term Loan Payable	14,263	50,434
Total-Long Term Liabilities	17,497	50,434
Total Liabilities	160,387	159,163
Equity		
Accumulated Deficit	(152,693)	(160,088)
Net Income	(1,107)	7,395
Total Equity	(153,800)	(152,693)
TOTAL LIABILITIES & EQUITY	$ 6,588	$ 6,470

YOUR CAR, OUR DRIVER, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
Revenue	$ 341,798	$ 328,337
Cost of Services	168,856	154,432
Gross Margin	172,941	173,905
Expenses		
General and Administrative Expenses	73,763	82,473
Advertising Expenses	46,248	27,122
Payroll Expenses	31,692	35,384
Total Expense	151,703	144,979
Operating Income	21,238	28,926
Interest Expense	22,345	21,531
Pretax Income	(1,107)	7,395
Income Tax Expense	-	-
Net income	$ (1,107)	$ 7,395

YOUR CAR, OUR DRIVER, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2015	1,000	$ -	$ -	$ (159,014)	$ (159,014)
Contribution	-	-	-	-	-
Distribution	-	-	-	(1,074)	(1,074)
Net income (loss)	-	-	-	7,395	7,395
Balance at December 31, 2016	1,000	-	-	(152,693)	(152,693)
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(1,107)	(1,107)
Balance at December 31, 2017	**1,000**	**$ -**	**$ -**	**$ (153,800)**	**$ (153,800)**

YOUR CAR, OUR DRIVER, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
Cash flows from operating activities		
Net income	$ (1,107)	$ 7,395
Total Adjustments to reconcile Net Cash Provided By Operations:		
Credit Cards	27,815	22,332
Accrued Liabilities	(982)	1,193
Net Cash Provided By Operating Activities:	**25,726**	**30,920**
Cash flows from Financing activities		
Short-Term Loan Payable	7,328	(2,016)
Long-Term Loan Payable	(36,171)	(25,620)
Shareholder Loan	3,235	-
Distribution	-	(1,074)
Net Cash Received from Financing Activities	**(25,609)**	**(28,710)**
Net (decrease) increase in cash and cash equivalents	117	2,209.50
Cash and cash equivalents at beginning of period	6,470	33,104
Cash and Cash Equivalents at End of Period	$ 6,588	$ 35,313

YOUR CAR, OUR DRIVER, INC.
NOTES TO THE FINANCIAL STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

NOTES

1 – NATURE OF OPERATIONS

Your Car, Our Driver, Inc was formed on April 27, 2007 ("Inception") in the State of California. The financial statements of Your Car, Our Driver Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newport Beach, California.

Your Car, Our Driver, Inc provides chauffeuring services to clients using clients' privately-owned cars on as needed basis. The employee drives his own car to the clients' house or business and he/she parks their car there and gets in the client's car with them and drives the client to their preferred venue, the employee waits there for them and they drive them back to their original pickup location.

Going Concern and Management's Plans

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability

and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company charges clients on an hourly basis and will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America

which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Loans

On November 23, 2015, the Company entered into a loan agreement with Discover in the original amount of $25,000. The loan carried a yearly interest rate of 15.99%. The loan matures after 84 months of monthly payments in the amount of $497.29. As of December 31, 2017, and 2016, the loan had a balance of $20, 230.02 and $22,556.62 respectively.

On December 8, 2015, the Company entered into a loan agreement with Funding Circle in the original amount of $80,000. The loan carries an interest of 13.09%. The loan matures after 36 months of monthly payments in the amount of $2,698.99. As of December 31, 2017, and 2016, the loan had a balance of $30,203.02 and $56,720.25 respectively.

Shareholder Loans

The company's founder and CEO, Josef Wojtkow, made a loan to the Company in the amount of $3,234.72 as of December 31, 2017.

Line of Credit:

The Company has a Wells Fargo business line of credit that has a limit of $52,000. As of December 31, 2017, and 2016, the balances were $51,031.50 and $37,823.38 respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000 shares of our common stock with no par value. As of December 31, 2017, 1,000 shares of common stock are issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS
The company's founder and CEO, Josef Wojtkow, made a loan to the company in the amount of $3,234.72 as of December 31, 2017.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through September 12, 2018, the issuance date of these financial statements.

As of April 28, 2018, the Company signed a promissory note with a certain lender for the amount of $30,000. The loan carries an interest rate of 6% annually and is payable in equal installments of $450 monthly, starting on August 1, 2018.

As of July 20, 2018, the company received a 1-year loan from American Express in the amount of $40,000, 6% interest.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Your Car Our Driver is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



Your Car Our Driver

Professional Chauffeur Network and App

YOUR CAR OUR DRIVER.

Small OPO · Newport Beach, CA
Mobile
Accepting International Investment

1
Day Left

10
Investors

$13,600.00
Raised of $10K - $1.07M goal

Invest Now

$200.00 minimum investment

Overview | Team | Terms | Updates | Comments | Share

Our Expert Chauffeurs. The Comfort and Security of Your Own Car.



Invest in Your Car, Our Driver!

Currently serving Orange County, Your Car, Our Driver is, to our knowledge, the only on-demand chauffeur service bringing safe, convenient personal drivers to Southern California, outside of Los Angeles. With our easy-to-use reservation system, team of skilled, licensed and insured chauffeurs, and affordable rates, we bring the ultimate in luxury service right to your door.

Everyone deserves to be treated like a VIP, no matter where they live. Your Car, Our Driver makes this dream a reality for Southern California. For anyone in Orange County, **Your Car, Our Driver is the best choice for arriving at your destination with style and in the comfort of your own car.**



Urban centers don't just have an increased density of people, they also have an increased density of services, like access to dining, education, or art. If you don't live in New York or LA, you can still enjoy a variety of urban amenities.

It's the 21st century, and geography doesn't have to stand in the way. Why should a chauffeur service be any different? With Your Car, Our Driver, it doesn't have to be.



What is Your Car, Our Driver?

Your Car, Our Driver is a really simple idea executed with precision and care: you call us to drive your car, and that's it. **We're a licensed, bonded, and insured on-demand chauffeur service** that comes to your door and drives your car the way you want to be driven.

You might say that it's too simple, but think about it for a second...

The Offering

INVESTMENT OPPORTUNITY

Convertible Promissory Notes
Note converts to Common Stock when the company raises $1,070,000 in a qualified equity financing
Maturity Date: October 31st, 2020
Valuation Cap: $10,000,000
Discount Rate: 20%
Annual Interest Rate: 6%

Perks**

$1,000+ - 5% off service first 1 month of reservations*
$10,001+ - 10% off service first 3 months of reservations*
$25,001+ - 12% off service first 6 months of reservations* **and 3 hour meeting with Founder Josef in Orange County, CA**
$50,001+ - 15% off service for first 12 months of reservations* **and 4 hour meeting plus Lunch or Dinner with Founder Josef in only in Orange, Los Angeles, San Diego or Riverside County**
$100,001+ - 20% off service for first 18 months of reservations* **and 5 hour meeting plus Lunch or Dinner with Founder Josef anywhere in California**

*Service initially only available in Orange County, CA
$30 per hour standard vehicles
$35 per hour Limousines type of vehicle
3 hour min everyday
5 hour min after 5pm on Saturday
Gratuity not included
Admin fee not included



***All perks occur after the offering is completed.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

What Can You Do With An On-Demand Chauffeur?

Driving is great, but we believe an on-demand chauffeur opens up more possibilities. With Your Car, Our Driver, everyday events become opportunities to use your car to its fullest, instead of as an expensive space filler.

- Your Car, Our Driver is ideal for celebrations of all kinds, ensuring you get to revel to your heart's content and never have to worry about a DUI.
- You have to multi-task. If you've got errands and work to handle simultaneously, let Your Car, Our Driver help you do more with your day.

With Your Car, Our Driver, all you need is a car, a credit card, and the ability to coordinate schedules. **Once you're inside your vehicle, we take care of the rest.**



How Does It Work?





BOOK DRIVER

Pickup Location
Dropoff Location
CONFIRM

Computer generated image - final product may vary

Computer generated image - final product may vary

Very easily.

Your Car, Our Driver uses a state-of-the-art reservation portal to make contact, scheduling, and logistics as simple as possible. Time and date of arrival and duration of reservation are logged automatically and reservations can be made however our clients are most comfortable. Your Car, Our Driver is available over the internet directly through the portal on our website, or through call and text. We have customer service staff ready to handle our clients' needs.

After customers contact us and schedule their drivers, we send one of our chauffeurs wherever they've been requested. Home, office, or anywhere, as long as our clients and the cars are there, our drivers will take over and handle the rest. Our Chauffeurs show up on time and act with poise and confidentiality, ensuring our customers come away satisfied.

And they must - **the majority of our clients come to us through recommendation.**


YOUR CAR
OUR DRIVER.

Computer generated image - final product may vary

App Development Stage

We currently have a functioning website for our customers and drivers to use. The app is in the prototype stage and we will build out the full backend technology next. This exciting step will allow us to provide customers and drivers a truly On Demand experience via our mobile app. We are on pace to launch Your Car, Our Driver iOS and Android App by Q3 of 2019.

How Do We Pick Our Drivers?

Our drivers are our greatest asset, so we make sure they're not only prepared for anything, they're also treated well.

To begin, our chauffeurs need to go through a rigorous screening process. Prospective chauffeurs need a **minimum of two years of driving at the highest levels** to even make it to the first step: an interview with the founder of the company. After a preliminary call, we:

- Contact all references



- Contact all references
- Screen driver's licenses with Lloyds of London
- Perform multiple background checks
- Talk with previous employers



Because **our clients are often high-net-worth individuals,** we need to make sure our drivers are capable of handling complex duties while acting polite and professional at all times. That also means that we expect the best from our drivers at all times. Attire is important for a strong first impression, both in the interview process and on the job.



The final step is an intense 3-hour interview and exercise. Because of the nature of the industry and our model, our drivers often enter our clients' homes and garages. Therefore, our drivers have to be able to conduct themselves in stressful or candid situations and deal with clients with care. To that end, **we run any prospective driver through a series of scenarios to weed out drivers unable to cope with the demands of the job.**

Once hired, our drivers are trained, licensed, insured, bonded, and trained again. Throughout this process and while on the job, we also monitor our driver's licenses to make sure their records are clear throughout their employment. **Our drivers must possess impeccable driving records on, or off, the job before we let them behind the wheel of your car.**

Our clients deserve the best, so we train our drivers to be the best. Once our drivers have achieved that, we treat them the best. To our knowledge, unlike our competition, our drivers are all Your Car, Our Driver employees. **Afterall, our success is due to their success.**

Why the World Needs Your Car, Our Driver



Your Car, Our Driver is needed right now. California has large, mobile and affluent populations that we believe crave the service we're offering, but who lack access to it. **The landscape is perfect for our expansion.**

Beyond serving Southern California, Your Car, Our Driver has greater plans to serve the world, and one of the major ways is through technology. **Your Car, Our Driver plans to invest in software to automate the logistical side of the business and streamline expansion into further**

markets. With that, we'll be able to expand our services to a far greater area, and we'll be able to accomplish something greater: an on-demand chauffeur service capable of covering anyone.

About Your Car, Our Driver

The seeds for Your Car, Our Driver were planted in the early 80s after seeing the movie *Arthur*. Your Car, Our Driver's founder, Josef Wojtkow, enamored with the titular Arthur's charismatic chauffeur, found his calling enshrined on the silver screen. It left an imprint on his life. As soon as he could, Josef started his own limousine service and began managing dozens of limousines and chauffeurs.

After getting as far as he could on his own, Josef began working for the largest private chauffeur service in Los Angeles. **He distinguished himself, learning the trade thoroughly and tackling some of the most important and difficult jobs.** He handled celebrities after the Oscars, foreign dignitaries, and officials of the highest office. Through hard work and diligence, he learned the ins-and-outs of the chauffeur trade at its highest level and that there was an opportunity in the industry, waiting to be seized.

He decided to do things a little differently.



Computer generated image - final product may vary



After taking a break from the chauffeur business to travel and think, Josef turned again to the chauffeur industry in 2007 with **a revolutionary idea: a limo service without the business' greatest overhead -- the limos.**

So with his own credit card in hand, Josef started Your Car, Our Driver to do just that. Though it started with just him, he managed to work and grow the business over the years. Even though the company started right before the Great Recession, through grit and perseverance, he managed to grow the company significantly. He advertised in every high-society and c-suite facing magazine he could find and hustled his heart out.

The end result is a thriving company with hundreds of clients, dozens of drivers with real, good paying jobs, millions of dollars in real revenue over the last 10 years, and a market that is itching for expansion.

This is a real company bootstrapped for growth and the first time Your Car, Our Driver has ever sought investment. It's an opportunity unlike any other.

The Your Car, Our Driver Vision

The Your Car, Our Driver vision for growth involves multiple key steps, all focused on expanding our services as far as possible.

Our next step is a coordinated, targeted advertising campaign. Before we can grow steadily, we need to get the word out to as many people as possible to expand our client base.



After the advertising, we'll be using the rest of the funding to acquire an exclusive industry leading platform that we will modify for our driver-on-demand program. The funding will go directly to acquiring this technology and integrating it into existing services.

These two actions - marketing and tech acquisition - will enable Your Car, Our Driver to expand at what we believe will be an exponential rate across Southern California and other regions. With the integrated tech and marketing push, we believe we'll be able to drive customer acquisition, reach new audiences, and better serve our existing clientele.

Our final steps will go toward creating a driver-on-demand app service. Our first test market for the new app will be in Newport Beach, CA, and from there we plan to roll out to more markets. This service, though limited at first, will act as proof of concept for further expansion and investment. Through acquisition and aggressive positioning, we hope to use this funding as a springboard to bring Your Car, Our Driver to an international audience.

Investing in Your Car, Our Driver

Your Car, Our Driver is full of advantages that make it more attractive than other private chauffeur service in the region, or nation.

- An eager market of thousands of potential individuals craving this basic service.

- An eager market of thousands of potential individuals craving this basic service
- Licensed and insured drivers who are employees with a stake in the company's success
- Incredibly low overhead - we don't own cars, we just send drivers. Clients pay for:
    - The car they own and all the necessary registration and insurance
    - Their own gas
    - Parking and storage fees
- On-demand chauffeurs for an incredibly affordable rate, as low as $40/hour. An unbeatable rate in the industry
- We drive your car! There's nothing that beats that convenience.

With all these advantages, it's no wonder Your Car, Our Driver has been able to succeed and achieve so much without ever taking investment before... Which is what makes this opportunity so unique.

This is a growing company, and you have a chance to join it on its journey to even greater success. All you have to do is invest, and -- much like with our actual service -- Your Car, Our Driver will do the rest.


Our Company Launches!
Started company with $26,000 on credit card
April 2007
Total Revenue
$365,000
December 2011
Converted to Employees
May 2012
Total Revenue
$429,000
December 2013
APP
Created Prototype
May 2017
10 year Anniversary
Lifetime Revenue $2.8 Million
April 2017
Launched on StartEngine
Now YOU can own a part of our company!
October 2018
Acquire Technology
Complete transaction (Anticipated)
Q4 2019
Driver on Demand
Introduce technology to current clients (Anticipated)
Q1 2020
YOUR CAR OUR DRIVER.

Meet Our Team



Josef Wojtkow

Founder, CEO and Director

After getting as far as he could on his own, Josef began working for the largest private chauffeur service in Los Angeles. He distinguished himself, learning the trade thoroughly and tackling some of the most important and difficult jobs. He handled celebrities after the Oscars, foreign dignitaries, and officials of the highest office. Through hard work and diligence, he learned the ins-and-outs of the chauffeur trade at its highest level and that there was an opportunity in the industry, waiting to be seized. He decided to do things a little differently. After taking a break from the chauffeur business to travel and think, Josef turned again to the chauffeur industry in 2007 with a revolutionary idea: a limo service without the business' greatest overhead -- the limos. So with his own credit card in hand, Josef started Your Car, Our Driver to do just that. Though it started with just him, he managed to work and grow the business over the years. Even though the company started right before the Great Recession, through grit and perseverance, he managed to grow the company significantly. He advertised in every high-society and c-suite facing magazine he could find and hustled his heart out. The end result is a thriving company with hundreds of clients, dozens of drivers with real, good paying jobs,

millions of dollars in real revenue, and a market that is itching for expansion. This is a real company bootstrapped for growth and the first time Your Car, Our Driver has ever sought investment. It's an opportunity unlike any other.



Quang Nguyen
Product Manager

Trusted leader during growth and acquisitions, adapting product strategy to business vision and mission. Passionate about bridging engineering efforts with fluctuating market needs and committed to user experience. Quang has been working part time for the company from 2017 to present. He also works full time as a consultant at LeadPoint Inc from 2017 to present. He was VP of Product Management at HealthPlans.com from 2015 to 2017. His skill sets include; Product Management, Strategic Product Road Maps, Product Requirement and Definition, Agile/Scrum Framework, Concepts and Prototypes, Usability Evaluation, Interaction and Visual Design, User Experience and Market Needs, Software as a Service (SaaS), Product Engineering and Launch, Web and Mobile Applications



Jonathan Mayer
Marketing Director

Jonathan Mayer and his team have more than 60 years of branding, design, and marketing experience with global brands that include Donna Karan, Salvatore Ferragamo, Sony Music Entertainment and IBM. His teams' complimentary skill-sets have enabled them to develop and execute major initiatives from concept and design through logistics and software engineering for several Fortune 500 companies. Since settling in Orange County, California, he's built long lasting and mutually rewarding relationships with some of the region's top luxury businesses.



Mark Skaist
Legal Counsel

Mark Skaist is a shareholder in the Newport Beach office of Stradling Yocca Carlson & Rauth. Mark also serves as Co-Chairman of the firm's Corporate and Securities Department and as a member of the firm's Executive Committee. Mr. Skaist specializes in corporate and securities law. His practice focuses on public and private securities offerings, venture capital transactions, mergers and acquisitions and intellectual property (including technology licensing, development and distribution transactions), primarily in the high technology/information technology industries. He also advises clients on matters involving corporate governance and employee compensation. His clients, who range from early stage start-ups to large publicly traded companies, include those involved in network infrastructure technology, enterprise software, telecommunications, new media, clean technology/renewable energy and apparel/action sports, as well as a number of venture capital and private equity firms.

Offering Summary

Maximum ($1,070,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Common Stock when the company raises $1,070,000 in a qualified equity financing

Maturity Date: 10/31/2020

$10,000,000 Valuation Cap

20% Discount Rate

6% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Your Car Our Driver Inc,. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,070,000 in qualified equity financing. The highest conversion price per security is set based on a 10,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 6% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis).

Company	**Your Car Our Driver Inc,**
Corporate Address	2901 W Coast Highway Ste 200 Newport Beach, CA 92663
Description of Business	YOUR CAR OUR DRIVER is Orange County's premier solution for private chauffeur needs. Our bonded and insured drivers are available 24/7 to take you, your friends or loved ones to the destination of your choice in the comfort and security of your own car. Our chauffeurs drive clients in client-owned cars for only. All chauffeurs are screened, boned and insured.
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$200.00

Perks**

$1,000+ - 5% off service first 1 month of reservations*

$10,001+ - 10% off service first 3 months of reservations*

$25,001+ - 12% off service first 6 months of reservations* **and 3 hour meeting with Founder Josef in Orange County, CA**

$50,001+ - 15% off service for first 12 months of reservations* **and 4 hour meeting plus Lunch or Dinner with Founder Josef in only in Orange, Los Angeles, San Diego or Riverside County**

$100,001+ - 20% off service for first 18 months of reservations* **and 5 hour meeting plus Lunch or Dinner with Founder Josef anywhere in California**

*Service initially only available in Orange County, CA
$30 per hour standard vehicles
$35 per hour Limousines type of vehicle
3 hour min everyday
5 hour min after 5pm on Saturday
Gratuity not included
Admin fee not included

**All perks occur after the offering is completed.*

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Your Car Our Driver Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Your Car Our Driver offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Material Change in Offering

4 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Your Car Our Driver offering. Here's an excerpt describing the specifics of the change:

Extending by 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Featured in the Orange County Business Journal

4 months ago

Check out our feature this week in the Orange County Business Journal!

ocbj.com

ORANGE COUNTY BUSINESS JOURNAL

THE COMMUNITY OF BUSINESS™

DECEMBER 17, 2018 www.ocbj.com ORANGE COUNTY BUSINESS JOURNAL 27

STARTUPS & INNOVATIONS

Compiled by Sherry Hsieh

Funding

■ Seal Beach-based **Industry Jump Inc.** is seeking $500,000 in the form of a convertible note, founder and Chief Executive **JJ Englert** told the Business Journal.

The funding values it at $2.5 million. The note comes at a 25% discount to the valuation and carries a 9% interest rate.

The company, launched last year, develops career and project-management platforms for freelance filmmakers and producers.

The filmmaking industry has changed, driven by a "digital revolution" that's resulted in a new type of video making, such as YouTube video, Englert told the audience at Landmark Angels and Tech Coast Angels Venture Forum in October at the Resort at Pelican Hill.

He said video production must also be modernized, from hiring to project management.

Its platform allows users to leverage its advanced search engine to find filmmakers that fit search parameters; select from vetted peer-reviewed candidates; book film crews; and receive employment information.

Englert: Industry Jump CEO

A freelance director, Englert said the process is more complex than most people would imagine.

He said a typical production of his includes nearly 30 people and lasts about a month. The rapid cycle of starting and shutting down projects speaks to the need of a platform like Industry Jump, he added.

It takes a 5% commission from every transaction.

JJ Englert
96
Rick robinson
95
Gabriel Galand
95

Industry Jump: finds filming partners

■ Newport Beach-based **Your Car Our Driver**, in business for 11 years, is looking to ramp up.

The on-demand chauffer network company announced an international crowdfunding campaign last month to raise nearly $1.1 million.

Founder and Chief Executive **Josef Wojtkow** said he founded the company in 2007, self-funding the venture with $26,000. It's raised $3.5 million.

He said the company provides drivers, not cars. "Why pay for an expensive limousine?" he pointed out, when clients can stay in the familiarity and comfort of their own vehicles, traveling with their personal drivers.

The Transporter: Your Car Our Driver's Wojtkow

He said the company, which is licensed, bonded and insured, differentiates itself as a provider of luxury service at an affordable rate. It directly employs a group of professional chauffeurs, who arrive in a uniform of a black suit, white, gray or black shirt and a tie.



Wojtkow, who pointed out that he didn't have crowdfunding as an option when he started the company, said he believes the fresh capital can better help the company with scheduling and deploying drivers.

It plans to use the crowdfunding round to acquire an exclusive technology platform to better provide drive-on-demand, expand its footprint in Southern California and beyond, and create a mobile app.

He said additional technology would allow clients to book 30 minutes to an hour in advance; bookings currently must be made three to five hours ahead.

Rates are $40 per hour, with a required three-hour minimum.

■ Sports protective-technology developer **Vicis Inc.** announced last month the close of a $28.5 million Series B, a funding round that includes an undisclosed investment from All-Pro NFL quarterback **Aaron Rodgers** through Newport Beach-based **Rx3 Ventures**.



Vicis: funding from Bryon Roth, NFL's Rodgers

The Green Bay Packers superstar is one of three partners at Rx3. The others are **Bryon Roth**, chairman and chief executive at Newport Beach-based **Roth Capital Partners**, and **Nate Raabe**, who previously managed the private capital group at Roth Capital.

Seattle-based Vicis makes football helmets designed to lessen the likelihood of concussion. The company has a new product geared for younger players. It launched its first product last year.

Cloudvirga

➡ *from page 3*

think of no one better than Tim to fulfill Cloudvirga's commitment to delivering on the promise of tomorrow's digital mortgage today."

The company said Von Kaenel has led startups in the financial services, software and wireless broadcasting sectors to several successful spinouts and acquisitions, and two initial public offerings.

... sition.

Vinci "will execute Cloudvirga's technical vision, oversee initiatives to strengthen developer talent and collaborate across departments to scale technical initiatives to the company's explosive growth," the company said in a statement.

Vinci has 25 years of experience overseeing technology strategy, product development and service provider partnerships at leading mortgage technology companies, including **Equator**, an affiliate of real estate and mortgage technology firm Alti...

marketing teams to help mortgage lenders use Cloudvirga's point-of-sale products.

Cloudvirga's flagship "intelligent mortgage platform" product supported about $17 billion in loan transactions last year from its growing list of customers, which used the service to originate more than $100 billion in loans.

Its latest offering is a mobile and broker point-of-sale product geared for lenders and bankers that's slated to launch next year.

The company posted an estimated $20 ...

The round included participation from Santa Monica-based **Upfront Ventures**.

The fast-growing company is getting more office space to accommodate the recent hires.

The Business Journal reported in October of the company's plans to move headquarters from the Jamboree Business Center office complex near The Market Place shopping center to a new 24,000-square-foot office at UCI Research Park near the **University of California-Irvine**.

The company had about 100 employees ...



and two initial public offerings.

He's not the only new addition to Cloudvirga's team.

Last month, it announced bringing on **James Vinci** to the firm's newly created executive vice president of technology po-

tate and mortgage technology firm Alti**source Portfolio Solutions S.A.** (Nasdaq: ASPS).

Last month, Cloudvirga brought on **Jesse Decker** as chief customer success officer to work with the product development and

The company posted an estimated $20 million-plus in revenue this year.

Cloudvirga has raised more than $77 million, including a $50 million Series C in May led by private equity firm **Riverwood Capital Management LP** in Menlo Park.

The company had about 100 employees in Irvine as of October.

Sign up for breaking startup news updates at ocbj.com

EVENTS

CAREER BOOSTS

Compiled by Brian Alvarado

TUESDAY, DEC. 18

- **1 on 1 Office Hours With a Startup Leadership Expert** (CSUF Startup), Irvine, time varies, free, (657) 278-3464, goo.gl/el4RJU
- **Business Networking Breakfast** (OC Power Partners), San Juan Capistrano, 7 a.m., $20, goo.gl/Cdqsf1
- **"No Cost" Marketing Tactics + Mastermind** (Solve Interesting Digital Problems), Costa Mesa, 7 p.m., $20, goo.gl/b7m2nJ

WEDNESDAY, DEC. 19

- **Office Hours With Patent Attorney Austin Bonderer** (CSUF Startup), Placentia, time varies, free, (657) 278-3464, goo.gl/2KYog4

THURSDAY, DEC. 20

- **Common Legal Business Questions** (SCORE Chapter 114), Fullerton, 6 p.m., free, (714) 550-7369, orangecounty.score.org
- **UX Portfolio Reviews, Startup Pitches & UX Design Project** (Los Angeles Tech & Design), Irvine, 6:30 p.m., free, goo.gl/21puyh

RECURRING

- **1 Million Cups** (UCI Applied Innovation), Irvine, every Wednesday, 7:45 a.m., free, (949) 824-2683, innovation.uci.edu

The Hollywood Times 12/04/18

5 months ago

The Hollywood Times just did a write up on our campaign!

Click the link below to see what they had to say about us.

https://www.thehollywoodtimes.today/your-car-our-driver-is-now-crowdfunding-for-luxury-driving-services/

National Press Release

5 months ago

This was our Press Release, great way to get the news out about our campaign

click below to see how it reads.

https://www.newswire.com/news/your-car-our-driver-launches-its-inaugural-crowdfunding-campaign-20716469

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Nicholas Peterson 4 months ago

Thats a fair point @ Josef how much of your business would u estimate is from who are to impaired to drive there car!

Josef Wojtkow **Your Car Our Driver - Issuer** 4 months ago

@ Nicholas 95 % of our business is from clients that choose to indulge in adult beverages, not in the beginning but as the night moves along, they become impaired and would legally be over the limit to safely drive their vehicle anywhere, but as you may know there are people out there that still think it's still okay to drink and drive, but our goal is to help provide a solution to them, so to prevent this behavior.

Nicholas Peterson 5 months ago
@josef if they still want to drive why would they want your service maybe im wrong josef this is nice but i see this growing and then when automated cars come out i see it failing like blockbuster did with Netflix on the contray planes are almost full atuomated with auto pilot with pilots only taking the wheel like 3mins or so i do think you are very capable as you have proved in your history but the longterm is to uncertain for me and for that reason im out

> **Josef Wojtkow** Your Car Our Driver - Issuer 5 months ago
> Nicholas, the reason most people use our service is because they plan on going to a restaurant, charity event, concert, ball game, night on the town, to enjoy adult beverages, we wait for them and we drive them home. even in this scenario I don't think the law would allow an impaired person to be in a vehicle alone without some supervision. even with all the options available, limousine, car, Uber, Lyft, taxi, people still drink and drive. our service would prevent them from doing that. I do appreciate your feedback.

Nicholas Peterson 5 months ago
How is this service going to compete in the future when the majority of cars have autonomous driving?

> **Josef Wojtkow** Your Car Our Driver - Issuer 5 months ago
> We don't believe our clients would be purchasing or participating anything autonomous. Plus people in general will always still want to drive, I don't see people giving that up anytime soon.

Ronald Wallen Your Car Our Driver - Potential Investor 5 months ago
I can't count the number of times I have driven home after a party or a restaurant dinner, having had probably more than the legal limit of alcohol. After all, a cocktail or two, and wine with dinner does not make one a drunk. But, it does severely impair driving reactions, and even when I am convinced I am in a position to drive, the law says a very different thing.
So, when I heard about this great service, I gingerly joined the people who count safety and convenience as priority number 1. My hesitation turned to great enthusiasm, after having enjoyed the ease and comfort and peace of mind of having a chauffeured night out, and have had many of those since. At Your Car, Our Driver's rates, it's a no brainer to me!
So, aside from being a huge fan of this service, I am delighted to be able to invest and become a part of this great service organization.
Ron Wallen

> **Josef Wojtkow** Your Car Our Driver - Issuer 5 months ago
> Mr Wallen,
> We do appreciate your business and look forward to serving you again soon.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

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(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

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(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

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dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the

amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

        If to the Company, to: %%ADDRESS_OF_ISSUER%%

        If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable,

the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of

the Subscription Agreement.

(a) The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is accepted on %%TODAY%%.

%%NAME_OF_ISSUER%%
By:
%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION
WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the
"Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is
recorded in the books and records of the Company as having subscribed to this convertible promissory
note (the "Note") the principal amount set forth above and on the signature page of his/her subscription
agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each
due and payable on the date and in the manner set forth below. This Note is issued as part of a series
of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding
(collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine
Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of
America and shall be made pro rata among all Investors. All payments shall be applied first to accrued
interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and
payable on October 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount
hereof from the date hereof until payment in full, which interest shall be payable at the rate of
%%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.
Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-
day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

> (a) In the event that the Company issues and sells shares of its stock to investors (the
> "**Equity Investors**") on or before the date of the repayment in full of this Note in a
> transaction or series of transactions pursuant to which the Company issues and sells
> shares of its stock resulting in gross proceeds to the Company of at least $1,000,000
> (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"),
> then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of
> the per share price paid by the Investors or (ii) the price equal to the quotient of
> $10,000,000 divided by the aggregate number of outstanding common shares of the
> Company as of immediately prior to the initial closing of the Qualified Financing
> (assuming full conversion or exercise of all convertible and exercisable securities then
> outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the

restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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